Robovet

technology   software   hardware   engineering   product

Revolutionary new imaging and robotic technology for pets

ROBOVET.COM   NORTH BETHESDA MARYLAND





After developing a human PET imaging system that found a niche helping equine athletes, utilizing our MRI and image-guided treatment technology to elevate veterinary care for our beloved animal companions was an easy fit. Our team is highly experienced in bringing new technologies to market and we are passionate about high-quality animal care!

M.C. Seward President/CEO @ Robovet

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Why you may want to support us...

1   Proprietary imaging technology with 18 granted patents, 100 patents pending.

2   Founder started 4 companies valued at $100m+. Built medical imaging devices used by a million people.

3   Less than 1/4th the cost of conventional diagnostic MRI systems.

4   Advisor and investor helped start 200+ companies with multiple 100m+ exits.

5   Versatile technology applicable to horses and companion pets with an estimated $3.1 billion addressable market for compact diagnostic MRI.

6   Veterinary services market projected at $47.3 billion in 2020.

7   Strong team of radiologists, physicists and engineers with current success developing veterinary imaging technology for horses and people.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS


M.C. Seward
President/CEO
Dr. Seward is a veterinary radiologist and MBA graduate with professional experience in both the equine industry and veterinary field. He has authored scientific publications on veterinary imaging and MRI-guided veterinary therapy.
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David Beylin
VP Business Development
David Beylin MS MBA is a physicist who has designed and built scanners for human and veterinary use. His most recent system was recently acquired by Breeders' Cup for imaging thoroughbred horses.
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Irving Weinberg
Founder/Secretary
Dr. Weinberg is a radiologist, physicist, and serial medical device



entrepreneur. He founded 4 start-up medical device companies that have a total valuation in excess of $100M. He has built medical imaging devices used by a million people.

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Ben Way
Advisor
Ben Way is a best selling author, leading futurologist, technologist, inventor, and entrepreneur. With over twenty years of experience in technology and innovation, Ben has travelled the world seeking out and developing new technologies.

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Carrie Eldridge
Communications
Ms. Eldridge has helped IBM and Morgan Stanley manage funds. She has expertise in net-based communications.

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Why people love us



Carrie is an incredibly intelligent and driven woman that digs deep to understand the problems she's passionate about solving. Her diverse background in finance, technology and the world of fine art position her in the perfect place to disrupt an antiquated industry and to help empower existing and new generations of artists. I've been an advisor to Carrie and she's continued to surprise me with her focus, talent and tenacity.

Travis Rogers
Advisor



She can execute. She is supersmart. And wants to learn. I highly recommend her. Mark
Mark Busacca Advisor $0



Smart, seasoned and with her pulse on the industry, Carrie has positioned herself and her company to transform the art world.
Adryenn Ashley Friend $100

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Downloads

📄 Robovet Deck Wefunder.pdf

We are passionate about medical and veterinary imaging and providing cutting edge veterinary care for our pets.

Robovet has assembled a unique team that understands the needs of veterinary patients and the veterinary imaging market. We have been working with doctors and scientists across the globe to build the first MRI systems for guiding and manipulating surgical tools.



A canine patient under anesthesia for an MRI study.

There are many challenges associated with today's advanced medical imaging and surgery for pets.

Currently, MR systems are extremely expensive and require large specially constructed facilities that may not be readily available in emergency situations or able to accommodate larger animals such as horses. Moreover, radiation treatment for cancer requires referral, is limited in availability and has side effects.



MRI is often considered the "gold standard" in equine foot and lower-limb imaging. Photo: Courtesy University of California Davis, (The Horse, posted by Christy M. West, April 26, 2008).

So, we designed a system that addresses these challenges for less than 1/4th the cost of conventional diagnostic MRI systems.

We knew we wanted a system that was extremely light-weight, mobile, and versatile. The result is an MRI system design that is compact and lightweight, while also being far more energy and cost-effective. The system design provides fast, high-resolution images and also has the capability to perform magnetically-actuated surgery and image-guided therapy. Our systems will not only allow for real-time imaging during surgery but provide the capability to help treat illnesses ranging from bacterial infections to treating cancer in veterinary patients.



Artist's rendering of the Robovet system for small animal patients.

We made the only MRI system designed to perform magnetically-actuated surgery. This technology is backed by 18 patents and 100 patents pending.

The team currently has experience in the veterinary imaging market having sold PET scanners to high-profile equine clients such as The Breeders Cup. Complementary technology such as image-guided particles is currently undergoing research and development with medical research collaborators at academic institutions.

The US veterinary services market segment is growing with more than 42,000 veterinary establishments and an estimated revenue of more than $47 billion by 2020.





While most smaller practices cannot afford a traditional MRI, our unique design significantly reduces the cost and size, which will allow for wider availability. Initial revenue will be derived from the sale of the MR system as a stand-alone imaging device at a projected price point of $150,000 per unit. An estimated 20,648 prospective equine and companion animal practices are present in the US compiling an addressable market of nearly $3.1 Billion for compact diagnostic MRI.



Subsequent revenue will be generated through the sale of annual subscriptions for image-guided therapy and proprietary robotic kits and nanoparticles for image-guided treatment. The primary indications include equine lameness and soft tissue cancers in small animal patients. Subscriptions and image-guided treatment and robotic surgery applications result in an estimated addressable market of $47.9 Million. Successful surgical or image-guided treatment plans will be recorded for sharing between participating veterinary surgeons to advance medical treatment using the Robovet system. Robovet technology has a tremendous upside with future translation to human medical imaging.

Just the beginning

After venturing into the equine imaging market with a unique PET scanner for horses, it became apparent there was a market for an innovative MRI system for animals and the cost advantages would make a difference for companion animals and their owners. It has been a long and productive journey so far, but we've only just begun!



Where magic happens, in our lab with some of our brilliant research scientists who conduct intensive testing daily.

Now we need you!

We need you to help achieve our goal of developing a full-scale prototype for imaging companion animals. Funding is needed to refine software algorithms and optimize hardware. Funding milestones include:

- **$100,000 (minimum raise):** *Funds will be primarily utilized to develop a prototype full-scale MRI system to a level that can be displayed at conferences and trade-shows.*

- **$1,070,000 (maximum):** *Funds will be directed primarily towards construction of a full-scale veterinary MRI system with a percentage devoted to business development. A timeline of 1-2 years is projected for system development and manufacturing capabilities.*

We are looking forward to establishing Robovet systems at academic institutions and research facilities to advance research in image-guided therapy and robotic surgery in veterinary patients. Help us take Robovet to the next level, invest today!

Thank you for choosing us!



Dr. M.C. Seward and a future world champion!



Fun fact, we love renaissance fairs! Check out Dr. Weinberg in his kilt!

Investor Q&A

What does your company do? ⌄

− COLLAPSE ALL

Robovet Corporation has developed a new MR imaging technology that can also help treat disease in our pets. The same magnets that provide high resolution images can also manipulate surgical tools and guide magnetic particles to help treat disease in animals such as cancer.

Where will your company be in 5 years? ⌄

Within 5 years, our goal is to be the standard for MR imaging and MR-guided therapy in the veterinary field, with treatment enabled systems installed at major veterinary centers in the US, Canada and China. We are working with university-based partners whose surgical robots have achieved better endpoints than human surgeons. Robovet technology is already backed up with 18 issued USA and China patents and over 100 patents pending is already backed up with 10 issued USA and China patents and over 100 patents pending.

Why did you choose this idea? ⌄

After developing a human PET imaging system that found a niche helping equine athletes, utilizing our MRI and image-guided treatment technology to elevate veterinary care for our beloved animal companions was an easy fit. Our team is highly experienced in bringing new technologies to market and we are passionate about high-quality animal care!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Conventional MRI is incompatible with magnetic surgery tools, because the static magnetic field of conventional MRI cannot be turned off or changed in direction. Our new electropermanent MRI technology changes magnetic fields in tens of microseconds, allowing us to collect data quickly (for real-time imaging) and to manipulate multiple magnetic tools rapidly and with high flexibility.

What is your proudest accomplishment? ⌄

Our proudest moment was building the prototype technology that proved we could manipulate surgical tools with our magnets.

How far along are you? What's your biggest obstacle? ⌄

We have built prototypes of two separate platforms: One for MRI and one to manipulate the magnetic tools. We need to combine these systems. The biggest obstacle is calibrating the two systems so they work well together.

Who are your competitors? Who is the biggest threat? ⌄

A number of traditional MRI systems are available for the veterinarian market which are typically new or repurposed human systems, however they are expensive and very bulky. The biggest threat is getting this technology to market before competitors with lesser quality systems make products available.

What do you understand that your competitors don't? ⌄

We have a unique team that understands the needs of veterinary patients and the imaging market. Our proprietary technology is unique to the veterinary and human medical fields and will provide cutting edge image-guided technology to veterinary patients not currently available anywhere.

How will you make money? ⌄

Initial revenue will be derived from the sale of the MR system as a stand-alone imaging device at a projected price point of $150,000 per unit. An estimated 20,648 prospective equine and companion animal practices are present in the US, constituting an addressable market of nearly $3.1 Billion for compact diagnostic MRI. While most smaller practices cannot afford a traditional MRI, our unique design significantly reduces the cost and size, which will allow for wider availability. Subsequent revenue will be generated through the sale of annual subscriptions for image-guided therapy and proprietary robotic kits and nanoparticles for image guided treatment.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

There are very few academic centers that teach scientists and engineers how to construct entire MRI systems. We need to find and train people quickly enough to keep up with our expansion needs.

What do you need the most help with? ⌄

We would like to work with academic institutions and visionary veterinarians who could fully exploit the advantages of our system. Image guided therapy is the future of veterinary medicine. Your support will enable us move this technology from the laboratory to the hospital to begin helping veterinary patients!

What would you do with the money you raise? ⌄

We want to complete a full-size Robovet MRI system with integration and optimization of system components, and refinement of software algorithms for image reconstruction. This will enable us to demonstrate and market a completed system to prospective clientele.



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